Exhibit (a)(1)(vi)

To CC Media Employees Eligible to Participate in the 2012 Restricted Stock for Option Exchange Offer:

There are just ___ days left for you to make your election to participate in the CC Media 2012 Restricted Stock for Option Exchange Offer with respect to certain outstanding non-qualified stock options under the 2008 Clear Channel Executive Incentive Plan. The Offer is scheduled to end at 11:59 p.m., EST, on November 19, 2012. To participate in the offer, you must submit your election to participate form (and 83(b) election form(s) if you would like to participate in the Tax Assistance Program) by that deadline. If CC Media Holdings, Inc. does not receive your signed election to participate form (and 83(b) election form(s) if you would like to participate in the Tax Assistance Program) prior to 11:59 p.m., EST, on November 19, 2012, you will be deemed to have elected not to participate in the offer.

You should have received a set of materials explaining the exchange offer and how to elect to exchange your Eligible Options, as well as personalized information about your Eligible Options. Please read the materials carefully and consult with your personal financial and tax advisors before deciding whether or not to participate. If you choose to exchange your Eligible Options, please be sure you submit your election to participate form (and 83(b) election form(s) if you would like to participate in the Tax Assistance Program) to CC Media Holdings, Inc. by (1) mail to: CC Media Holdings, Inc., 200 East Basse Road, San Antonio, Texas 78209, Attn: Stock Plans Department, (2) fax to: (210) 832-3195, or (3) scanning the form and e-mailing it to stockplans@clearchannel.com. DO NOT send election to participate forms or 83(b) election forms via inter-office mail. Election to participate forms (and 83(b) election forms if you elect to participate in the Tax Assistance Program) must be received before 11:59 p.m., EST, on November 19, 2012.

If you have questions about the exchange program, you may send an e-mail to: stockplans@clearchannel.com or call the Stock Plans Department at (210) 832-3475.

The exchange program materials contain important information for eligible persons, including an Offer to Exchange that should be read carefully prior to making a decision whether to participate in the exchange program. These written materials and other documents may be obtained free of charge from the Securities and Exchange Commission’s website at http://www.sec.gov.

You may also obtain, free of charge, a written copy of the Offer to Exchange and other materials by sending an e-mail to stockplans@clearchannel.com or calling the Stock Plans Department at (210) 832-3475.